UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38430

OneSmart International Education Group Limited

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This current report on Form 6-K is being submitted in connection with the appointment of Mr. Shengcong Ma as the Chief Operating Officer of OneSmart International Education Group Limited (the “Company”) and as an executive director of the Company’s board of directors (the “Board”), and the appointment of Ms. Yanyi Tang as an independent director on the Board, effective December 6, 2021. Ms. Tang is also being appointed as the chairwoman of the audit committee of the Board and a member of each of the compensation committee and nominating and corporate governance committee of the Board.

Mr. Shengcong Ma served as the vice president of Aier Medical Investment Group CO., Ltd. from March 2017 to March 2021. From October 2016 to March 2021, he served as the general manager of Aier Health Insurance Co., Ltd. Mr. Ma was a member of the Technology Committee of Anbang Insurance Group and also the general manager of its Community Finance Business Department from October 2014 to March 2017. From October 2010 to October 2014, Mr. Ma served as the deputy general manager of theShandong Banking Insurance Division of Centennial Life Corporation. Mr. Ma received his bachelor’s degree in Industrial and Foreign Trade from the Beijing Technology and Business University, a MBA from The Open University of Hong Kong, and an Executive MBA from Peking University National Development Research Institute.

Ms. Yanyi Tang has served as Project Manager at Shanghai Jiaan Certified Public Accountants since December 2010. From January 2007 to November 2010, she served as Assistant Manager at KPMG Huazhen Accounting Firm. Ms. Tang received her bachelor’s degree in Economics and Business from Shanghai University, China and University of Technology, Sydney, respectively. Ms. Tang is a certified public accountant in China (CICPA) and also a certified public accountant in the United States (AICPA) in the State of Texas.

Upon the foregoing appointments, the Board now consists of five members, three of whom are independent directors, namely Dr. Robert Angell, Dr. Mengchu Zhou and Ms. Yanyi Tang. Each of the audit committee, compensation committee and nominating and corporate governance committee of the Board consists of the three independent directors. In particular, Dr. Angell has been designated as the chairman of the nominating and corporate governance committee of the Board, Dr. Zhou has been designated as the chairman of the compensation committee of the Board, and Ms. Tang has been designated as the chairwoman of the audit committee of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By	:	/s/ Xi Zhang
Name	:	Xi Zhang
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 7, 2021